Américas

July 27, 2018

VIA EDGAR (Correspondence)
Mr. Jim Allegretto Senior Assistant Chief Accountant Office of Consumer Products U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Enel Américas S.A. Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 30, 2018 No. 1-12440 File No. 1-12440

Dear Mr. Allegretto,

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission, dated July 9, 2018, in connection with the Annual Report on Form 20-F of Enel Américas S.A. (“Enel Américas” or the “Company”) for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed by Enel Américas’ responses.

References to “we,” “us” and “our” in the responses set forth below are to Enel Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2017 Form 20-F.

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Operating and Financial Review and Prospects

1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company, page 98

1.

Please revise your future filing disclosures, within this section and risk factors, to discuss in sufficient detail your assessment of Argentina’s hyperinflationary status and the devaluation of the Argentine Peso.  Ensure you address the impact such items have had and could have on your financial condition, results of operations, and liquidity. We note that you previously provided related disclosures on page 96 of your fiscal 2016 Form 20-F and page 17 of your fiscal 2015 Form 20-F that have since been removed. If you believe such disclosures are no longer necessary, please advise in detail the basis for your conclusion.

Response:

Enel Américas acknowledges the Staff’s comment regarding disclosure of the Company’s assessment of Argentina’s hyperinflationary status and devaluation of the Argentine peso in our future filings.  To the extent applicable, in such filings we will discuss potential hyperinflationary conditions in the countries in which we operate, with a special focus on Argentina, given the recent economic conditions in that country.  If appropriate, we will make the relevant hyperinflationary disclosures in Item 5, “Operating and Financial Review and Prospects” and in Item 3.D, “Risk Factors” of our future Annual Reports on Form 20-F. We expect that the disclosures will be comparable to the disclosures in the corresponding sections of our fiscal 2015 Form 20‑F, including disclosure of the hyperinflationary status of the applicable economy, the devaluation of the relevant foreign currency against the U.S. dollar, and any potential impact of the hyperinflationary economy on Enel Américas’ financial condition, results of operations, and liquidity.

In addition, the Company routinely monitors market information and is currently analyzing the most recent market information in order to determine if Argentina qualifies as a hyperinflationary economy, in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies. If appropriate, the Company will apply IAS 29 for reporting its Argentine entity results in fiscal 2018 or future periods.

Notes to the Consolidated Financial Statements

32. Financial Results, page F-137

2.

During our previous review of your December 31, 2015 Form 20-F, we inquired about the fiscal 2015 timing of the re-denomination gain and accrued interest adjustment related to your Central Vuelta Obligado (VOSA) project. Based on your previous responses, it was our understanding that your agreement with the Argentine Secretary of Energy stipulated that the related LVFVD receivables would not accrue interest at the revised higher rate or be collected or re-denominated from Argentine Pesos to U.S. Dollars until the VOSA plant “is authorized to operate” and “operating as a combined cycle plant.” Your response letter dated August 11, 2016 specifically indicated you determined during December 2015 that the “VOSA plant was in its final completion stage (approximately 90% of percentage of completion) [and] management determined that the uncertainties related to its completion were remote, and concluded that recognition of the asset was appropriate in accordance with IAS 18.18.” We further note your statement that “if the plant construction is not completed, the Agreement would be void.” Since it appears that the VOSA plant has yet to commence operations, please address the following comments:

•

Since there appear to be certain material conditions beyond your control that have delayed VOSA’s operations commencement date, tell us what consideration you gave to reversing the re-denomination gain and interest accrual recorded during fiscal 2015.

•	Since the re-denomination of a receivable is not a revenue-generating activity, explain in greater detail why you believe the transaction falls within the scope of IAS 18.
•	Provide us with the current status of the VOSA plant’s construction and regulatory approvals.
•

Quantify, for each fiscal year presented in your financial statements, the translation gains or losses recognized in profit or loss pursuant to paragraph 28 of IAS 21 related to the U.S. Dollar-denominated receivables. Also provide this information for the interest accrual if the interest is denominated in U.S. Dollars.

•

Contrast your accounting treatment of the VOSA receivables with other generators that have LVFVD and elected to participate in the FONINVENEM. In this regard, we note at least one other generator that elected not to record the re-denomination gain.

Given the disparity in accounting for this item by you and at least one other generator, please be detailed in your explanation that supports continued gain recognition.  We may have further substantive comment.

Response:

In response to the Staff’s comment, Enel Américas supplementally advises the Staff as follows:

We note that construction of the VOSA combined-cycle power plant was completed on February 18, 2018, at which time it initiated a testing period. After the plant successfully completed the testing phase, CAMMESA authorized VOSA’s operation as a combined-cycle plant in the Argentine Wholesale Electricity Market (“MEM”) to begin on March 20, 2018.

VOSA is currently operating as a combined-cycle plant and providing power to the MEM. Below we address each of the Staff’s specific comments.

•

Since there appear to be certain material conditions beyond your control that have delayed VOSA’s operations commencement date, tell us what consideration you gave to reversing the re-denomination gain and interest accrual recorded during fiscal 2015.

Although Enel Américas’ management believed that the events that occurred in 2016 and 2017 (contractor’s cost claims) may have had an effect in delaying the completion timeline of the VOSA power plant, we had no doubt that the project would be fully completed. Our belief was borne out by the fact that the VOSA combined-cycle power plant was, in fact, completed on February 18, 2018 and is currently providing electricity to the MEM. This was consistent with our assessment regarding the lack of doubt that the VOSA power plant construction would be completed.

As noted in Enel Américas’ response letters dated July 15, 2016 and August 11, 2016 to the Staff, the Company’s determination to recognize the foreign exchange gain and interest accrual was based on the technical report issued by VOSA in December 2015, stating that the gas turbines for the open-cycle power plant had passed all the operational tests and their operating performance was deemed outstanding. Furthermore, as of December 2015, there were only a few pending components and equipment to be imported in order to finish the second stage of the construction (the combined-cycle power plant). As of December 31, 2015, the Company concluded that it was highly probable the project would be fully completed. Consequently, given the high probability that the combined-cycle power plant would be operational in the near future, the Company further concluded that recognition of the asset was appropriate at that time because it was probable that the future economic benefits would flow to the entity. The Company did not subsequently give any consideration to reversing the re-denomination gain and interest because, despite the pricing/funding disputes between the VOSA trust and the contractor after that time, we were not aware of any information that would have cast a significant doubt on the probability of the completion of the combined-cycle power plant.

•	Since the re-denomination of a receivable is not a revenue-generating activity, explain in greater detail why you believe the transaction falls within the scope of IAS 18.

In response to the Staff’s comment, Enel Américas supplementally advises the Staff as follows:

IAS 18.7 states that “Revenue is the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an entity when those inflows result in increases in equity, other than increases relating to contributions from equity participants.”

Furthermore, LVFVD receivables were accounted for following the guidance of paragraphs 9-11 of IAS 18.

IAS 18.10 states that the “amount of revenue arising on a transaction is usually determined by agreement between the entity and the buyer or user of the asset. It is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts and volume rebates allowed by the entity.” Prior to the VOSA agreement, the standard terms for conducting business with CAMMESA had included the anticipation of receiving a combination of cash and deferred receivables as consideration for supplying electricity. Because the provision governing the re-denomination of the LVFVD receivable is a component of the revenue agreement giving rise to the receivable and the Company has completed the services required to be eligible for the re-denomination once the additional conditions outside of the Company’s control have been satisfied, the change in the Argentine peso amount receivable resulting from the re-denomination, other than that relating to the time value of money, should be recognized as an adjustment to revenue. Had all the conditions precedent to the re-denomination been satisfied at the time the Company satisfied its performance obligation under the revenue arrangement, the change in amount would also have been recognized as revenue. Because of these considerations, Enel Américas’ management believes that the re-denomination of LVFVD receivable as revenue under IAS 18 was appropriate, based on the nature of the transactions that entitled the Company to such re-denomination.

It should also be noted that in accordance with the terms of the VOSA agreement, the re-denomination to U.S. dollars was done at the prevailing exchange rate at the time that the VOSA agreement was entered into, and there was therefore no change in the Argentine peso value of the receivable at the VOSA agreement date resulting from such re-denomination.

•	Provide us with the current status of the VOSA plant’s construction and regulatory approvals.

In response to the Staff’s comment, Enel Américas supplementally advises the Staff as follows:

The VOSA combined-cycle power plant’s construction was completed on February 18, 2018, and the testing of certain units commenced at such time. Effective as of March 20, 2018, CAMMESA authorized the commercial operation of VOSA as a combined-cycle power plant in the MEM. The plant is currently providing power to the MEM, as mentioned above.

•

Quantify, for each fiscal year presented in your financial statements, the translation gains or losses recognized in profit or loss pursuant to paragraph 28 of IAS 21 related to the U.S. Dollar-denominated receivables. Also provide this information for the interest accrual if the interest is denominated in U.S. Dollars.

In response to the Staff’s comment, Enel Américas supplementally advises the Staff as follows:

The following table summarizes the translation gains or losses recognized in profit or loss pursuant to paragraph 28 of IAS 21 and interest accrual related to the U.S. Dollar-denominated receivables in Enel Américas’ financial statements for the years ended December 31, 2017, 2016 and 2015:

	For the years ended December 31,
P&L Line Item	2017	2016	2015
	(In thousands of US Dollars)
Financial income (Interest accrued)	13,609	12,622	87,184
Foreign currency exchange differences	59,976	65,890	216,219

•

Contrast your accounting treatment of the VOSA receivables with other generators that have LVFVD and elected to participate in the FONINVENEM. In this regard, we note at least one other generator that elected not to record the re-denomination gain.

In response to the Staff’s comment, Enel Américas supplementally advises the Staff as follows:

There are three generating companies participating in the trust for the construction of the VOSA thermal plan and have LVFVD.  These generators and their participations are Generator 1 (56.2%), Enel Américas (40.9%) and Generator 2 (2.9%).

To our knowledge, based on publicly available information, the accounting treatment applied by the other generators with an interest in VOSA is as follows:

•

Generator 1, a public company registered with the SEC, recorded a gain for the recognition of interest, as well as the effect of the re-denomination of the VOSA receivables into U.S. dollars, as stated in its interim financial statements as of March 31, 2018 filed with the National Securities Commission of Buenos Aires (Comisión Nacional de Mercado de Valores de Buenos Aires). As of December 31, 2017, Generator 1 did not recognize interest nor the effect of the re-denomination to U.S. dollars as stated in the financial statements included in its 2017 Form 20-F filed on April 27, 2018 with the SEC. However, we respectfully note that Generator 1 did disclose in the notes to such financial statements that CAMMESA approved the commercial operations of the VOSA combined-cycle power plant on March 20, 2018, and that the interest and re-denomination gain would be recognized in the first quarter of 2018, as subsequently reflected in the March 31, 2018 interim financial statements.

•	There is no publicly available information for Generator 2 in order for us to address its accounting treatment on VOSA receivables.

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Should you have any further questions or comments concerning the foregoing responses, please contact the undersigned and any of the people copied below.

Very truly yours,

/s/ Paolo Pallotti
Paolo Pallotti
Chief Financial Officer
Enel Américas S.A.

cc:	Luca D’Agnese, Chief Executive Officer (until July 31, 2018)

Mauricio Bezzecheri, Chief Executive Officer (as of August 1, 2018)

Pedro Zúñiga, Chief Accounting Officer

Nicolás Billikopf, Capital Markets & Compliance Director

Allen Miller, Esq. Winston & Strawn LLP

Sey‑Hyo Lee, Esq. Winston & Strawn LLP